SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe Street

Har Hotzvim

P.O. Box 45041

Jerusalem 91450, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On June 2, 2005, the Company was notified by Nasdaq that it did not comply with Nasdaq’s minimum $2,500,000 stockholder’s equity or $35,000,000 market value of listed securities or $500,000 net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years requirement set forth in Marketplace Rules 4320(c)(2)(B). The Company was notified by Nasdaq that based on the Company’s results of the first quarter of 2005 the Company’s stockholders’ equity was below $2,500,000 and the Company did not meet any of the other alternative compliance conditions set forth above.

The Company was requested by Nasdaq to provide it with a specific plan to achieve and sustain compliance with the Nasdaq SmallCap Market listing requirements by June 17, 2005, which was later deferred to July 5, 2005. On July 5, 2005, the Company submitted to Nasdaq its plan to regain and sustain compliance.

Since July 5, 2005, the Company has completed two transactions that affected its stockholders’ equity (i) on August 5, 2005, the Company completed a financing transaction with LibertyView Special Opportunities L.P., a current shareholder of the Company. The transaction included an equity investment of $0.7 million at a price of $2.10 per Ordinary Share with warrants to purchase up to 116,666 Ordinary Shares at an exercise price of $2.10 per Ordinary Share, and an increase in the amount of the existing $2.5 million convertible loan with LibertyView to $2.98 million, and (ii) on August 9, 2005, the Company exercised its right pursuant to the Amendment #2 dated June 28, 2005 to the Asset Purchase Agreement with e-Wise Solutions dated June 1, 2005 and issued to e-Wise Unit Trust 282,511 Ordinary Shares of the Company as the component two consideration for the acquisition of e-Wise Solution’s business.

The Company believes that as a result of the transactions completed above, the Company’s stockholders’ equity as of the date hereof exceeds $2,500,000 and thus the Company has regained compliance with the stockholders’ equity requirement set forth in Marketplace Rules 4320(c)(2)(B).

Nasdaq will continue to monitor the Company’s ongoing compliance the stockholders’ equity requirement and, if at the time of the Company’s next periodic report the Company does not evidence compliance, the Company’s shares may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: August 10, 2005	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer